Exhibit B

April 25, 2011

Board of Directors
PUDA COAL, INC.
426 Xuefu Street
Taiyuan, Shanxi Province 030006
The People’s Republic of China

Dear Sirs:

I am pleased to submit this preliminary nonbinding proposal to the board of directors (the “Board”) of Puda Coal, Inc. (the “Company”) to acquire 100% of the outstanding shares of common stock of the Company (the “Company Stock”) in a going private transaction (the “Proposed Acquisition”) on the terms and conditions set forth below.

1.           Acquisition Vehicle.  I intend to form an acquisition vehicle for the purpose of pursuing the Proposed Acquisition.

2.           Purchase Price.  The consideration payable for each outstanding share of Company Stock (other than those held by myself and my affiliates) will be up to $12 per share in cash, representing an up to 100% premium to the most recent trading price of the Company Stock.

3.           Financing.    I will finance the Proposed Acquisition with a combination of existing cash on hand and external financing sources, which may include debt and/or equity financing.  I expect commitments for the required equity and debt financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed, and do not anticipate that the transaction will be subject to any financing condition.

4.           Due Diligence.  Parties providing financing will require an opportunity to conduct customary due diligence on the Company.

5.           Definitive Agreements.  I am prepared to negotiate and finalize the definitive agreements (the “Definitive Agreements”) in connection with the Proposed Acquisition and related transactions in an expeditious manner.  These documents will provide for covenants and closing conditions customary and appropriate for transactions of this type.  I do not foresee the need for any regulatory approvals that might prevent or materially delay a prompt closing of the transaction.

6.           Confidentiality.  I will, as required by applicable law, promptly file a Schedule 13D to disclose this letter and the Proposed Acquisition.  However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements.

7.           Process.  I believe that the Proposed Acquisition will provide superior value to the Company’s stockholders.  I recognize that the Board will evaluate the Proposed Acquisition before it can make its determination to endorse it.  Given my involvement in the Proposed Acquisition, I recognize that the Proposed Acquisition will be considered by independent members of the Board.

8.           No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Proposed Acquisition.  A binding commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

            I would like to express my commitment to working together with the Board to bring the Proposed Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact my counsel, Ling Huang or Brian Wheeler of Shearman & Sterling LLP:

Ling Huang
Partner
Shearman & Sterling LLP
T: +8610 5922 8005
F: +8610 6563 6005

Brian Wheeler
Counsel
Shearman & Sterling
T: +813 5251 0106
F: +813 5251 1602

I look forward to hearing from you.

Sincerely,

By:	/s/ Ming Zhao
Name:	Ming Zhao